Exhibit 99(e)(9)

FIRST AMENDMENT TO

EMPLOYMENT AGREEMENT

BY AND BETWEEN

RINKER MATERIALS CORPORATION

AND

DAVID V. CLARKE

THIS FIRST AMENDMENT (this “Amendment”) is entered into between Rinker Materials Corporation, a Georgia corporation (the “Company”), and David V. Clarke (the “Executive”) under the following circumstances as of the execution date of this amendment.

WHEREAS, the Company and the Executive entered into an Employment Agreement on April 1, 2003 (the “Employment Agreement”); and

WHEREAS, effective January 1, 2005, certain provisions of the Employment Agreement generally became subject to Section 409A of the Internal Revenue Code of 1986 (“Section 409A”), which imposes material adverse tax consequences on the recipient of any deferred compensation that is not compliant with, or exempt from, the requirements of Section 409A; and

WHEREAS, in order to avoid these adverse tax consequences, pursuant to regulatory guidance issued under Section 409A, the Company and the Executive wish to amend the Employment Agreement so that the terms of the Employment Agreement would be compliant with the requirements of Section 409A and to ensure that the Executive will be entitled to damages if the Executive suffers adverse tax consequences; and

WHEREAS, the parties would also like to make certain other changes to the terms of the Employment Agreement;

NOW THEREFORE, the Company and the Executive agree to amend the Employment Agreement as follows, it being understood that, except as otherwise specifically provided herein, all amendments will be effective as of the date first set forth above:

1.             Section 3(a) (relating to annual base salary) is amended, by adding at the end thereof the following new sentences:

After any such increase, the term “Annual Base Salary” as utilized in this Agreement shall thereafter refer to the increased amount.  Annual Base Salary shall not be reduced at any time without the express written consent of the Executive.

2.             The second sentence of Section 3(b)(i) (relating to the target bonus percentage) is amended, to read in its entirety as follows:

The target amount for the Annual Bonus for each fiscal year (the “Target Amount”) shall be 75% of the Executive’s Annual Base Salary or such greater percentage as the Board of Directors may determine from time to time, subject to the achievement of the performance goals and targets for such year.

3.             Effective as of January 1, 2005, the final sentence of Section 3(b)(i) (relating to the timing of the payment of the annual bonus) is amended to read in its entirety as follows:

The Annual Bonus for a fiscal period shall be paid no later than the Short-term Deferral Deadline.

4.             Effective as of January 1, 2005, Section 4(b)(i) (relating to the timing of the payment of a lump sum amount on account of a termination without cause or resignation for good reason) is amended to read in its entirety as follows:

(i)                                     the Company shall pay to the Executive in a lump sum in cash on the Designated Payment Date (unless stated otherwise in Section 5 below) the aggregate of the following amounts:

5.             Section 4(b)(i)(A) (relating to the payment of Accrued Obligations) is amended to read in its entirety as follows:

(A).         the Accrued Obligations payable to the Executive under Section 4(a), except that the portion  of the Accrued Obligations attributable to the Annual Bonus shall not be in the discretion of  the Board of Directors and shall be paid at the time described in Section 4(a) notwithstanding  the timing of payment set forth in Section 4(b)(i) and assuming for the purposes of  determining such bonus the achievement of target performance through the Date of  Termination; and

6.             Section 4(b)(iv) (relating to the provision of outplacement services following a termination without cause or resignation for good reason) is amended by adding at the end thereof the following new sentences:

Any such outplacement services and reimbursement for those outplacement services must be provided no later than December 31 of the second calendar year following the calendar year in which the Executive’s separation from service occurs.  After this date, no outplacement services shall be provided to the Executive nor shall any reimbursements thereof be made.

7.             Section 4(f) (relating to the reduction of payments to the Executive) is amended to read in its entirety as follows:

(f)                                    Certain Reduction of Payments by the Company.  Notwithstanding anything in this Agreement to the contrary, the Company is not required to pay or provide, or procure the payment or provision of, any monies or benefits to the Executive which would require shareholder approval under Part 2D.2, Division 2 of the Australian Corporations Act 2001 (Cth) or the Australian Stock Exchange Listing Rules.  Any such payments or benefits to be provided to the Executive must be reduced to a level (if any) which does not require shareholder approval under Part 2D.2, Division 2 of the Australian Corporations Act 2001 (Cth) or the Australian Stock Exchange Listing Rules.  In the event of payment to the Executive or provision of a benefit to the Executive without shareholder approval, where shareholder approval is required, the

Executive must, on receiving written notice from the Secretary of the Company (or his or her nominee), immediately repay any monies or forgo any benefits specified in such notice.

8.                                       Section 7(a) (relating to the non-competition covenant) is amended by substituting the term “RGL” for the words “its parent” as they appear in the first sentence of Section 7(a).

9.                                       Section 7(a) (relating to the non-competition covenant) is amended by adding the following at the end thereof:

If (i) the Transaction Occurrence Date has occurred prior to the termination of the Executive’s employment, (ii) the Executive’s employment is terminated by the Company other than for Cause, or by the Executive for Good Reason, or due to Disability, after the Transaction Occurrence Date but before the date that is one day after the first anniversary of the Transaction Occurrence Date, and (iii) the Executive agrees to comply, or is deemed to have agreed to comply, with the Additional Restraint for a twelve (12) month period from the end of the Restricted Period, the Company will pay to the Executive a lump sum cash payment in an amount equal to the Executive’s PSP Account Balance (the “Restriction Payment”) on the date that is (X) the first business day following the thirteenth month anniversary of the Transaction Occurrence Date or if later, (Y) the first anniversary of the Executive’s termination date.  Not more than sixty (60) days nor less than thirty (30) days prior to the first anniversary of the Executive’s termination date, the Company shall deliver to the Executive, pursuant to Section 11(b), a copy of this Agreement (including all amendments) and written notice of the Executive’s right to decline to agree to comply with the Additional Restraint (“Deadline Notice”).  Absent written notice from the Executive to the Company declining to agree to comply with the Additional Restraint delivered to the Company prior to the first anniversary of the Executive’s termination date, the Executive will be deemed to have agreed to comply with the Additional Restraint; provided, however, that if the Company has not delivered the Deadline Notice within the required period, the Executive shall have twenty (20) days from the date of receipt of the Deadline Notice to decline to agree to comply with the Additional Restraint.  If the Executive is found by a final non-appealable judgment of a court of competent jurisdiction to have breached a material obligation in this Section 7(a) or the Additional Restraint during the twelve (12) month period following the end of the Restricted Period, the Executive shall repay to the Company an amount equal to the Restriction Payment plus interest on such amount at six percent (6%) per annum from the date of the payment by the Company of the Restriction Payment until the date of repayment of such amount by the Executive.

If the Executive’s employment is terminated as a result of the Executive’s death after the Transaction Occurrence Date but prior to receiving payment of the PSP Account Balance and prior to the date that is one day after the first business day following the thirteenth month anniversary of the Transaction Occurrence Date the Company will pay to the Executive’s Beneficiary a lump sum cash payment in an amount equal to the Executive’s PSP Account Balance on the first business day following the thirteenth month anniversary of the Transaction Occurrence Date.

If (A) the Transaction Occurrence Date has occurred prior to the termination of the Executive’s employment, (B) the Executive’s employment is terminated by the Company other than for Cause, or by the Executive for Good Reason, or due to Disability, after the Transaction Occurrence Date but before the date that is one day after the first anniversary of the Transaction Occurrence Date, and, (C) the Executive dies during the Restricted Period, the Company will pay to the Executive’s Beneficiary the Restriction Payment as a lump sum cash payment on the date that is the later of (X) within 30 days of receiving notice of the Executive’s death and (Y) the first business day following the thirteenth month anniversary of the Transaction Occurrence Date.

For the purpose of the preceding two paragraphs, the Executive will be deemed to have agreed to comply with the Additional Restraint unless the Executive has delivered notice to the Company declining to agree to comply with the Additional Restraint.

10.           Section 10(f) (relating to the definition of good reason) is amended, to read in its entirety as follows:

(f)            “Good Reason” shall mean the occurrence of any of the following events:

(i)                                   a reduction in, or a failure of the Company to pay, any Annual Base Salary required to be paid hereunder, or a failure of the Company to pay or provide for any earned Annual Bonus or any other material earned compensation or benefits required to be paid or provided for under this Agreement, in each case when due;

(ii)                              a change of the Executive’s duties inconsistent in any respect with, or diminishing the breadth and scope of, the Executive’s position, authority, duties or responsibilities as contemplated by Section 2 from the position, authority, duties or responsibilities in effect immediately preceding the proposed changes, (excluding isolated, insubstantial or inadvertent action which is remedied by the Company within 30 days after the receipt of notice thereof given by the Executive);

 (iii)                            the Company requiring the Executive to be based at any office or location other than that described in Section 2 hereof without the Executive’s prior written consent;

 (iv)                       any material failure by the Company to comply with any of the provisions of this Agreement; or

(v)                             the failure of the Company to obtain a satisfactory agreement from any successor to the Company to assume and perform the obligations of the Company hereunder, as contemplated by Section 9(c).

Notwithstanding the foregoing, none of the events described above shall constitute Good Reason to resign unless, within ninety (90) days of when the Executive had actual knowledge of the principal facts giving rise to the right to resign for Good Reason, the Executive gives written notice to the Company of such principal facts and circumstances, and such events are not remedied by the Company promptly after receipt of notice thereof, but in no event later than thirty (30) days of receipt of such notice.

11.           Section 10 is amended by adding at the end thereof the following new subsections:

(g)                                 “Additional Restraint” means the terms set out in Schedule A to this Agreement.

(h)                                 “Designated Payment Date” shall mean the first payroll date for executive officers following the Executive’s separation from service with the Company.  Notwithstanding the foregoing, if a payment cannot be made on such date because it is administratively impracticable, such payment will be made as soon as administratively practicable, but in no event later than a date within the same calendar year as the Designated Payment Date or, if later, by the 15th day of the third month following the Designated Payment Date.  Alternatively, if calculation of the amount of a payment is not administratively practicable due to events beyond the control of the Executive (or Executive’s estate), the payment must be made during the first calendar year in which the payment is administratively practicable.  Similarly, if the funds of the Company are not sufficient to make the payment at the Designated Payment Date without jeopardizing the solvency of the Company, the payment shall be made during the first calendar year in which the funds of the Company are sufficient to make the payment without jeopardizing the solvency of the Company.  All such payments shall be considered as being made on the Designated Payment Date.

(i)                                     “Market Value”, in relation to a security, means the volume weighted average price for that security for each trading day on the seven days leading up to and including the Transaction Occurrence Date on the exchange that, in the opinion of the Plan Committee under the Performance Share Plan, is the primary exchange for that security.

(j)                                     “PSP Account Balance” means an amount equal to the total number of Unqualified Securities held for an Eligible Employee under the Performance Share Plan immediately prior to the Transaction Occurrence Date which would not be or are not Past Service Plan Securities referred to in rule 18.4(b) of the Performance Share Plan multiplied by:

(1)                                          where the Transaction Occurrence Date arose as a result of circumstances within paragraphs (i) or (ii) of the definition of that term in rule 18.5 of the Performance Share Plan, the highest of the amounts determined by calculating, for each form of consideration offered, on the Transaction Occurrence Date, the last date on which the offers are open and on each date on which any form of consideration is increased:

(i)              the amount of the cash consideration (if any); plus

(ii)                                       the Market Value of the non-cash consideration (if any)

offered for each Unqualified Security under the takeover or scheme of arrangement (and, in the event that the takeover or scheme of arrangement offers consideration for RGL shares and not RGL American Depositary Receipts (ADRs), it will be taken to offer, as consideration for each RGL ADR, the specified number of shares underlying each ADR times the consideration offered for each RGL share and vice versa); or

(2)                                  otherwise, the Market Value of each Unqualified Security.

(k)                                  “RGL” shall mean Rinker Group Limited, ACN 003 433 118, a public limited company under the laws of Australia.

(l)                                     “Short-term Deferral Deadline” shall mean the later of the 15th day of the third month following the Executive’s first taxable year in which the amount is no longer subject to a substantial risk of forfeiture (within the meaning of Section 409A of the Code) or the 15th day of the third month following the end of the Company’s first taxable year in which the amount is no longer subject to a substantial risk of forfeiture (within the meaning of Section 409A of the Code).  Notwithstanding the foregoing, if it is administratively impracticable for the Company to deliver such amounts by the end of the applicable 2½ month period or the payment of such amounts by the end of the applicable 2½ month period will jeopardize the solvency of the Company, and, as of the date on which the right to such amount arose, such impracticability or insolvency was unforeseeable, such amount shall be paid as soon as reasonably practicable after the 2½ month period.  Such payment shall be considered as being made prior to the Short-term Deferral Deadline.  For purposes of this subsection, an action (or failure to act) of the Executive or a person under the Executive’s control, such as a failure to provide necessary information or documentation, shall not be an unforeseeable event.

(m)                               “Transaction Occurrence Date” means the date which, under rule 18.5 of RGL’s Performance Share Plan, would be the Transaction Occurrence Date.

Capitalized terms not otherwise defined in this Agreement shall have the same meaning as they are given in the RGL Performance Share Plan — Plan Rules, as in effect on April 1, 2006 and as amended prior to the Transaction Occurrence Date (“Performance Share Plan”).

12.           Section 11(c) (relating to severing an unenforceable provision) is amended to read in its entirety as follows:

(c)                                  In the event that any provision of this Employment Agreement would cause the Executive to be subject to a tax penalty under Section 409A of the Code, such provision shall be deemed reformed in a manner that renders the Employment Agreement exempt from, or compliant with, the requirements of Section 409A and preserves as nearly as possible the original intention of the provision.  In case any provision of this Employment Agreement shall be declared illegal or invalid for any reason, said illegality or invalidity shall not affect the remaining provisions hereof, but shall be fully severable and this Employment Agreement shall be construed and enforced as if such illegal or invalid provision had never been inserted herein.

13.           Section 11(e) (relating to the effect of not asserting breaches of the Agreement) is amended to read in its entirety as follows:

(e)                                  The Executive’s or the Company’s failure to insist upon strict compliance with any provision hereof or any other provision of this Agreement or the failure to assert any right the Executive or the Company may have hereunder shall not be deemed to be a waiver of such provision or right or any other provision or right of this Agreement.

14.           Section 12 (relating to compliance with Section 409A) has been added to read in its entirety as follows:

12.                                 Section 409A Compliance.  This Agreement is intended to avoid the imposition of any additional tax or income recognition prior to actual payment to the Executive under Section 409A of the Code.  This Agreement shall be interpreted, operated and administered by the Company in a manner consistent with this intention.  The Company acknowledges that a breach by the Company of its obligations under this Section 12 would result in additional tax (including interest and penalties with respect thereto) being imposed on the Executive under Section 409A of the Code in connection with any payment by the Company to the Executive pursuant to this Agreement and, accordingly, that the Company would become liable to the Executive in damages for an amount including compensation for any such additional tax imposed as a result of the breach.

15.           Section 13 (relating to the payment of the PSP Account Balance upon the occurrence of the Transaction Occurrence Date) has been added to read in its entirety as follows:

13.                                 PSP Account Balance. Subject to Section 15, the Company will pay to the Executive, on the first business day to occur after the thirteenth month anniversary of the Transaction Occurrence Date or on the later time provided for by Section 15(b) (ii), a lump sum cash payment in an amount equal to the Executive’s PSP Account Balance.

16.           Section 14 (relating to the Rinker Materials Retention Bonus Plan) has been added to read in its entirety as follows:

14.           Rinker Materials Retention Bonus Plan.  The Executive shall not be eligible to participate in the Rinker Materials Retention Bonus Plan notwithstanding any provision of such plan to the contrary.

17.           Section 15 (relating to the non-payment of the PSP Account Balance after termination of the Executive’s employment) has been added to read in its entirety as follows:

15.           Effect of termination of employment on entitlement to PSP Account Balance payment.  If the Executive’s employment is terminated before the PSP Account Balance has been paid to the Executive under Section 13, then the following provisions shall apply:

(a)                                  if, prior to the date that is one day after the first anniversary of the Transaction Occurrence Date, the Executive’s employment is terminated by the Company for Cause, or by the Executive other than for Good Reason and other than as a result of the death or Disability of the Executive, the Executive shall not be entitled to be paid any and all of those amounts that, but for this Section 15, would have become payable to the Executive under Section 13 after the date of termination of the Executive’s employment (“Remaining Amounts”); and

(b)                                 if Section 15(a) does not apply:

(i)                                     the Executive shall continue to be entitled to be paid the Remaining Amounts if, and only if, the Executive agrees to comply, or is deemed to have agreed to comply, with the Additional Restraint under Section 7(a);

(ii)                                  Section 7(a) will govern the timing of payment of the Remaining Amounts; and

(iii)                               payment to the Executive in accordance with Section 7(a) will satisfy the Company’s obligations to pay the Remaining Amounts under Section 13.

Except as is provided in this Amendment, the Employment Agreement shall remain unchanged and continue in full force and effect.

To acknowledge your agreement to the terms and conditions of this Amendment, please sign below and return one copy to David Clarke.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment as of this 8th day of March, 2007.

Rinker Materials Corporation

By:	/s/ Ira Fialkow
Name:	Ira Fialkow
Title:	Vice President

Executive:	/s/ David V. Clarke
David V. Clarke

SCHEDULE A

(a)           Assistance to the Group.  The Executive will be available from time to time as reasonably required by telephone to respond to reasonable questions on behalf of the Group regarding his employment with the Company.

(b)           No Competing Employment.  The Executive shall not, directly or indirectly, own an interest in, manage, operate, join, control, lend money or render financial or other assistance to or participate in or be connected with (irrespective of whether or not the Executive receives remuneration for such activity), as an officer, employee, partner, stockholder, consultant or otherwise, any individual, partnership, firm, corporation or other business organization or entity that competes with the Group.

(c)           No Solicitation.  The Executive shall not, whether for his own account or for the account of any other individual, partnership, firm, corporation or other business organization (other than the Group), intentionally solicit, endeavor to entice away from the Group, or otherwise interfere with the relationship of the Group with, any person who is employed by or otherwise engaged to perform services for the Group or any person or entity who is, or was within the 12 month period before termination of the Executive’s employment, a customer, client or supplier of the Group.